EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 8, 2007, accompanying the consolidated financial statements and schedule of California Micro Devices Corporation (which report expressed an unqualified opinion and contains an explanatory paragraph about California Micro Devices Corporation’s adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”) and management’s report on the effectiveness of internal control, included in the Annual Report of California Micro Devices Corporation on Form 10-K for the year ended March 31, 2007, which are incorporated by reference in this Registration Statement on Form S-8 pertaining to the 1995 Employee Stock Purchase Plan, as amended. We consent to the incorporation by reference in this Registration Statement of the aforementioned reports.

/s/ Grant Thornton LLP

San Jose, California

November 8, 2007